TSX:IRC                                                                                 NR 05-10

                                                                                            May 26 2005

INTERNATIONAL ROYALTY CORPORATION

RE-APPOINTS DIRECTORS

TORONTO, ONTARIO, May 26th, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) announces that it has concluded its Annual and Special Meeting, at which its shareholders elected nine directors, appointed auditors, approved a new Shareholder Rights Plan Agreement and approved an amended and restated Stock Option Plan.

The nine elected directors are Douglas B. Silver, Douglas J. Hurst, George S. Young, Robert W. Schafer, Gordon J. Fretwell, Rene G. Carrier, Christopher Daly, Colm St. Roch Seviour and Edward L. Mercaldo.  PricewaterhouseCoopers LLP was re-appointed as the auditors.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst

President and Director

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

Fax: (303) 799-9017

info@internationalroyalty.com

www.internationalroyalty.com